Exhibit 5.1

April 12, 2004

Board of Directors
Webster Financial Corporation
Webster Plaza
Waterbury, Connecticut 06702

Ladies and Gentlemen:

     This firm has acted as counsel to Webster Financial Corporation, a Delaware corporation (the “Company”), in connection with the Company’s registration statement on Form S-3 (File No. 333-114091) (the “Registration Statement”), filed with the Securities and Exchange Commission relating to the public offering of securities of the Company that may be offered and sold by the Company from time to time as set forth in the prospectus dated April 1, 2004 (the “Prospectus”), and as may be set forth from time to time in one or more supplements to the Prospectus. This opinion letter is delivered in connection with the proposed public offering (the “Offering”) of up to $150,000,000 aggregate principal amount of the Company’s 5.125% Senior Notes due April 15, 2014 (the “Notes”), as described in a prospectus supplement dated April 6, 2004 constituting a part of the Registration Statement (the “Prospectus Supplement”). This opinion letter is furnished to at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. §229.601(b)(5), in connection with the Registration Statement.

     For purposes of this opinion letter, we have examined copies of the following documents (the “Documents”):

1.	An executed copy of the Registration Statement.

2.	The Prospectus and Prospectus Supplement.

3.	An executed copy of the Indenture, dated as of April 12, 2004, between the Company and The Bank of New York, as trustee (the “Trustee”), and the Supplemental Indenture, dated as of April 12, 2004, between the Company and the Trustee (together, the “Indenture”).

Board of Directors
Webster Financial Corporation
April 12, 2004

4.	Specimen copy of the Notes.

5.	The Second Restated Certificate of Incorporation of the Company, as amended, as certified by the Secretary of State of the State of Delaware on April 2, 2004 and as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect.

6.	The bylaws of the Company, as amended, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect.

7.	Certain resolutions of the Board of Directors of the Company (the “Board”), adopted at meetings held on January 26, 2004 and February 17, 2004, and certain resolutions of the Executive Committee of the Board, acting as a pricing committee of the Board pursuant to the above-mentioned February 17, 2004 resolutions, adopted at a telephonic meeting held on April 5, 2004, in each case, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect, relating to, among other things, the authorization and issuance of the Notes, the authorization of the Indenture and arrangements in connection with the foregoing.

8.	Determination Certificate of William J. Healy, Executive Vice President and Chief Financial Officer of the Company, dated April 6, 2004, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect, with respect to certain terms of the Notes and the Offering and related matters.

9.	An executed copy of the Purchase Agreement dated April 6, 2004 between the Company and Sandler O’Neill & Partners, L.P., as Representative of the several Underwriters named therein (the “Agreement”).

     In our examination of the Documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all the Documents, the authenticity of all originals of the Documents, and the conformity to authentic original documents of all of the Documents submitted to us as copies (including telecopies). This opinion letter is given, and all statements herein are made, in the context of the foregoing.

     This opinion letter is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the Delaware General Corporation Law, as amended, and (ii) the laws of the State of New York. We express no opinion herein as to any other laws, statutes, ordinances, rules or

Board of Directors
Webster Financial Corporation
April 12, 2004

regulations (such as federal or state securities or “blue sky” laws). As used herein, the terms “Delaware General Corporation Law, as amended” and “the laws of the State of New York” include the statutory provisions contained therein, all applicable provisions of the Delaware and New York Constitutions and reported judicial decisions interpreting these laws.

     For the purposes of this opinion letter, we have assumed that (i) the Trustee has all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the Indenture against the Company, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, and (iv) the Indenture constitutes a valid and binding obligation, enforceable against the Trustee in accordance with its terms.

     Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration specified in the Agreement and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture, the Notes will constitute valid and binding obligations of the Company.

     In addition to the qualifications, exceptions and limitations elsewhere set forth in this opinion letter, our opinions expressed above are also subject to the effect of: (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).

     This opinion letter has been prepared for your use in connection with the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

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Board of Directors
Webster Financial Corporation
April 12, 2004

     We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K filed by the Company on the date hereof and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN & HARTSON L.L.P.

HOGAN & HARTSON L.L.P.